

Mailstop 3233

February 9, 2018

Via E-mail
Steven Ross
Chief Financial Officer
Morgan Stanley Smith Barney Spectrum Strategic L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

      Re: Morgan Stanley Smith Barney Spectrum Strategic L.P.
             Form 10-K for Fiscal Year Ended
             December 31, 2016
             File No. 000-26280

Dear Mr. Ross:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Robert F. Telewicz, Jr.

                    Robert F. Telewicz, Jr.
                    Accounting Branch Chief
                    Office of Real Estate and
                    Commodities